Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES

Computation of Earnings Per Share

(In thousands, except per share data, unaudited)

	Three Months Ended March 31,
	2017	2016
Basic
Earnings:
Net income attributable to common shareholders	$7,839	$4,011

Shares:
Average common shares outstanding	6,114	7,149

Basic earnings per common share	$1.28	$0.56

Assuming full dilution
Earnings:
Net income attributable to common shareholders	$7,839	$4,011

Shares:
Average common shares outstanding	6,114	7,149
Potentially dilutive common shares outstanding	126	123
Diluted average common shares outstanding	6,240	7,272

Diluted earnings per common share	$1.26	$0.55

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan and restricted stock issued under the 2007 Stock Incentive Plan.